Contacts:
Norman Booth or Hilary Halliwell
973.966.1100
nbooth@keatingco.com
hhalliwell@keatingco.com

FOR IMMEDIATE RELEASE

MICROMEM SELECTS KEATING & CO. AS STRATEGIC
COMMUNICATIONS COUNSEL

TORONTO, CAN, May 25, 2005 — Micromem Technologies Inc. (OTC-BB:MMTIF) a Toronto-based developer of magnetic random access memory (MRAM), announced today that it selected a U.S. based strategic communications counsel firm, Keating & Co. to provide a global public relations program to position Micromem as a technology leader in the rapidly expanding MRAM and RFID markets.

MRAM is a revolutionary form of memory that uses magnetic rather than electrical properties to store and process information, offering a higher storage capacity for its size than older memory technologies. Micromem’s MRAM technology is particularly well suited to RFID applications where requirements call for fast read/write capability, high reliability, and low cost implementation when compared with existing chip memory.

“We anticipate great synergy between our MRAM and RFID systems” said Dr. Cynthia Kuper, chief technology officer, Micromem. “RFID will become the most far reaching wireless technology since the cell phone, and as we penetrate this market, we will need to utilize the skills and talents of Keating & Co. professionals to deliver the strategic brand exposure we need to manage our growth.”

“According to our research, magnetic memory will some day replace all forms of memory currently in use today,” said Rick Keating, president and CEO of Keating & Co. “Our strategy will deliver the results Micromem needs to become a tier-one developer of low density magnetic memory for RFID and other emerging applications.”

Listing: NASD OTC-Bulletin Board – Symbol: “MMTIF”
Shares issued: 60,898,021 (as of May 20, 2005)
SEC File No: 0-26005

About Micromem Technologies Inc.

Since 2000, Micromem (OTC-BB:MMTIF) has been devoted to the development of MRAM technology. Once fully developed, this technology will be suitable for various applications including Radio Frequency Identification (RFID) tags, which will be Micromem’s first market objective. All MRAM development work is undertaken pursuant to research collaboration agreements among Micromem, the University of Toronto, Dr. Harry Ruda and the Ontario Centers of Excellence (OCE), Inc., a not-for-profit corporation supported through the Ontario Ministry of Economic Development and Trade’s (MEDT) OCE program.

Forward-Looking Statements

Statements in this news release that are not historical facts, including statements about plans and expectations regarding products and opportunities, demand and acceptance of new or existing products, capital resources and future financial results are forward-looking. Forward-looking statements involve risks and uncertainties, which may cause Micromem’s actual results in future periods to differ materially from those expressed or suggested herein. These uncertainties and risks include, without limitation, the inherent uncertainty of research, product development and commercialization, the impact of competitive products and patents, our ability to fund our current and future business strategies and respond to the effect of economic and business conditions generally as well as other risks and uncertainties detailed from time to time in Micromen’s filings with the Securities & Exchange Commission. For more information, please refer to Micromem’s Annual Report on Form 20-F and its Form 6-Ks as filed with the U.S. Securities and Exchange Commission. Micromem is under no obligation (and expressly disclaims any obligation) to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

No securities regulatory authority has approved or disapproved of this news release.

About Keating & Co.

Founded 37 years ago, Keating & Co. is comprised of two units:  Keating Public Relations and KeatingCicatiello Public Affairs.  The public relations unit builds brand awareness for clients in the areas of life sciences & healthcare, technology, financial, consumer & lifestyle, economic development & sustainability and professional services.  The public affairs unit provides strategy and execution of corporate public policy campaigns, targeting clients in highly regulated industries such as healthcare, financial services and commercial real estate.  PRWeek has recognized Keating as a 2004 Boutique PR Agency of the Year finalist.  Keating maintains offices in Florham Park and Newark, NJ.  For further information, please visit our Web site at www.keatingco.com.

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